    UNITED STATES OF AMERICA
           Before the
SECURITIES AND EXCHANGE COMMISSION

         In the Matter of

NATIONAL FUEL GAS COMPANY                                     TWELFTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION                    CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                          PURSUANT TO
SENECA RESOURCES CORPORATION                                  RULE 24
HIGHLAND FOREST RESOURCES, INC.
         (F/K/A HIGHLAND LAND & MINERALS, INC.)
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT, INC.
SENECA INDEPENDENCE PIPELINE COMPANY
NIAGARA INDEPENDENCE MARKETING COMPANY
UPSTATE ENERGY INC. (F/K/A NIAGARA ENERGY TRADING INC.)
NFR POWER, INC.

File No. 70-9153
(Public Utility Holding Company Act of 1935)

         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company("National"), and its subsidiaries: National Fuel Gas Distribution Corporation ("Distribution Corporation"),National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), Highland Forest Resources, Inc., formerly known as Highland Land & Minerals, Inc., ("Highland") on its own behalf and as successor by merger to Utility Constructors, Inc. ("UCI"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR"), Horizon Energy Development, Inc. ("Horizon Energy"), Seneca Independence Pipeline Company ("SIP"), Niagara Independence Marketing Company ("NIM"), Upstate Energy Inc., formerly known as Niagara Energy Trading Inc., ("Upstate"), and NFR Power, Inc. ("Power") (collectively, the "Subsidiaries"), in their Application-Declaration on Form U-1, as amended, ("Application-Declaration") in SEC File No. 70-9153, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-26847 dated March 20, 1998) with respect thereto, as amended.

1.   EXTERNAL FINANCING BY NFG

BORROWING BY NATIONAL

a.   Short-Term Debt

         National borrowed funds by issuing commercial paper and/or short-term notes (in all cases having maturities of no more than 270 days) to banks or other financial institutions during the quarter ended December 31, 2000 (“Quarter”) as summarized below:

At Beginning    At End            Maximum Level              Minimum Level
 of Quarter    of Quarter     of Such Short-term Debt    Of Such Short-term Debt

 $8,700,000    $12,500,000          $12,500,000                $8,700,000

b.   Long-Term Securities

(1)   Long-Term Debt Securities; Preferred Stock

         During the Quarter, National sold long-term debt securities (i.e. debt with maturities in excess of 270 days) on one occasion. On November 16, 2000 National sold $200,000,000 principal amount of medium term notes (“MTNs”) through underwriters. These MTNs were issued on November 21, 2000 and will mature on November 22, 2010 (or the first business day thereafter). The MTNs have a coupon rate of 7.50%. The proceeds were used to reduce short-term debt. National has no preferred stock outstanding.

(2)   Stock Issuance Plans

         During the Quarter, National issued the following shares of common stock through the following plans ("Stock Issuance Plans"):

                             Number of      Number of Shares Exchanged as
Name Of Plan                 Shares Issued  Consideration for Share Issuances

Direct Stock Purchase and           547                   N/A
Dividend Reinvestment Plan

Tax Deferred Savings             28,625                   N/A
Plans [401(k)]

Retainer Policy for                 840                   N/A
Outside Directors

1997 Award & Option Plan         13,813                   -0-

1993 Award & Option  Plan        45,752                  3,397

1984 Stock Plan                  14,188                   -0-

1983 Incentive Stock Option
Plan                              4,541                    844

Total Number of                 108,306                  4,241
Shares Issued/Exchanged

Net New Shares                  104,065
Aggregate gross consideration received upon issuance of 108,306 shares: $4,384,964.

         Effective November 1, 1999, National combined its former Customer Stock Purchase, and Dividend Reinvestment and Stock Purchase Plans into a new plan known as the National Fuel Direct Stock Purchase and Dividend Reinvestment Plan. The purpose of is to promote the long-term ownership of National’s common stock by allowing for the purchase thereof directly from National, through cash purchases and through reinvestment of cash dividends.

         The purpose of National’s two Tax-Deferred Savings Plans is to encourage certain employees of National and of its Subsidiaries to provide for their retirement needs by providing opportunities for long-term capital accumulation, to promote ownership of National’s common stock among certain employees, to provide an attractive employee benefit, and to keep National’s employee benefit program competitive with programs offered by other corporations.

         The purpose of National’s Retainer Policy for outside directors is to pay outside directors a portion of their annual retainer in common stock of National. This promotes the long-term ownership of National’s common stock by outside directors.

         National adopted its four award and option plans in order to attract, retain and motivate key employees of outstanding ability. These plans were intended to provide an incentive to key employees to maximize the long-range profits, revenues, and financial integrity of National by increasing the personal stake of those employees in the continued success and growth of National, and by providing significant incentives to their continuation of employment at National and its Subsidiaries.

         On December 7, 2000, the Compensation Committee of the Board of Directors of National awarded 2,000 shares of restricted stock pursuant to the National Fuel Gas Company 1993 Award and Option Plan and 275,000 stock appreciation rights (which are not counted against the outstanding number of shares for a plan) and 731,000 stock options pursuant to the National Fuel Gas Company 1997 Award and Option Plan).

(3)   Compliance With Parameters Concerning Long-Term Securities

         During the Quarter, all long-term debt of National had bond ratings of "investment grade", and National's common equity (as reflected in its Form 10-K) did not fall below 30% of National's consolidated capitalization.

c.   Hedging Transactions

         During the Quarter, National did not enter into any hedges or other derivative transactions as contemplated by the Application-Declaration either pursuant to a Hedge Program or an Anticipatory Hedge Program.

d.   Other Securities

         During the Quarter, National did not issue other types of securities (“Other Securities”).

2.   MONEY POOL

         During the Quarter, National coordinated the borrowing requirements of Subsidiaries through the system money pool (“Money Pool”). Money Pool activities included:

         a.        National sold commercial paper during the Quarter, through Merrill Lynch Money Markets, Inc., Chase Securities, Inc., J.P. Morgan Securities Inc. and/or Goldman, Sachs & Co. The proceeds thereof which were not needed for National's own corporate purposes were loaned by National to certain Subsidiaries that borrowed either directly or through the Money Pool during the Quarter.
                  Commercial Paper Outstanding
                                Maximum Amount       Minimum Amount
At Beginning      At End      Outstanding During   Outstanding During
 of Quarter     of Quarter         Quarter              Quarter

$200,000,000   $200,000,000      $200,000,000        $200,000,000

          b.         National issued short-term notes to banks or other financial institutions during the Quarter. The proceeds thereof which were not needed for National’s own corporate purposes were loaned by National to certain Subsidiaries that borrowed either directly or through the Money Pool during the Quarter.

National's External Bank/Financial Institution Borrowings Outstanding
                         (Money Pool)
                                Maximum Amount       Minimum Amount
At Beginning      At End      Outstanding During   Outstanding During
 of Quarter     of Quarter         Quarter              Quarter

$392,500,000   $241,800,000     $408,200,000         $175,300,000

         c.         The maximum aggregate amount of external short-term debt borrowed by National (for its own use and for the Money Pool) at any time during the Quarter was $608,200,000, and the maximum aggregate amount that National and its Subsidiaries lent to other Subsidiaries participating in the Money Pool at any time during the Quarter was $697,700,000.

         d.         The following table lists cash balances that National and certain Subsidiaries (i.e., Subsidiaries with surplus funds) loaned to other Subsidiaries that borrowed through the Money Pool during the Quarter:

                   Cash Balances Loaned Through the Money Pool
                At Beginning    At End
                 of Quarter   of Quarter     Maximum      Minimum

National        $60,600,000   $59,200,000  $63,500,000  $57,700,000
Distribution              0             0            0            0
Supply                    0             0            0            0
Seneca           22,000,000    26,900,000   26,900,000   22,000,000
Highland                  0             0            0            0
Leidy               800,000       800,000      800,000      800,000
Data-Track          700,000       700,000      700,000      700,000
NFR                       0             0            0            0
Horizon Energy            0             0            0            0
SIP                       0             0            0            0
NIM                       0             0            0            0
Upstate                   0             0            0            0
Power                     0             0            0            0

         e.         The following table lists cash balances that certain Subsidiaries borrowed through the Money Pool during the Quarter. National does not borrow from its Subsidiaries through the Money Pool or otherwise. In addition, neither Horizon Energy nor Power borrow from the Money Pool.

                              Borrowings from the Money Pool
                At Beginning      At End        Maximum       Minimum
                 of Quarter     of Quarter     Borrowed       Borrowed

Distribution    $ 83,000,000  $ 134,700,000  $ 143,100,000  $ 65,400,000
Supply            49,900,000     34,000,000     57,500,000    31,400,000
Seneca           431,300,000    229,400,000    442,500,000   214,000,000
UCI                        0              0              0             0
Highland          60,100,000     55,000,000     62,000,000    53,900,000
Leidy                      0              0              0             0
Data-Track                 0              0              0             0
NFR               33,900,000     48,400,000     51,100,000    28,600,000
Horizon Energy             0              0              0             0
SIP               12,000,000     12,200,000     12,000,000    12,200,000
NIM                        0              0              0             0
Upstate            6,400,000     15,700,000     15,700,000     6,400,000

3.   USE OF PROCEEDS

         National has used the proceeds of the aforementioned issuances of short-term debt, and the borrowing Subsidiaries have used the proceeds of their Money Pool borrowings, for acquisitions, capital expenditures, working capital needs, for the retirement or redemption of securities, or for other general corporate purposes.

4.   EXTERNAL FINANCING BY DISTRIBUTION

         During the Quarter, Distribution did not engage in external financing.

5.   FINANCING ENTITIES

         During the Quarter, National and its nonutility Subsidiaries did not organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financing.

6.   GUARANTEES BY NATIONAL

         During the Quarter, National made guarantees on behalf of its Subsidiaries in the aggregate amount of $248,500,000. The maximum amount of guarantees or credit support that National had outstanding to its Subsidiaries at any time during the quarter was $545,860,000.

         All guarantees relate to gas transportation, purchases or sales, or other credit support agreements relating to the Subsidiaries’ existing businesses.

7.    ACQUISITIONS OF EWG’S, FUCO’S AND RULE 58 COMPANIES

         During the Quarter, neither National nor any of its Subsidiaries made any investments in entities that had been designated as electric wholesale generators (EWG’s) or foreign utility companies (FUCO’s), and neither National or any of its Subsidiaries made any investments in energy-related companies and gas-related companies under Rule 58 other than loans reported herein or on National’s Form U-6B-2 or Form U-9C-3 for the Quarter.

        The aggregate investment of National and its Subsidiaries in EWG's and FUCO's does not exceed the limits set forth in the Commission's Rule 53. SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Eleventh Certificate Pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY

By:  /s/ P. C. Ackerman

         P. C. Ackerman
         President

NATIONAL FUEL GAS DISTRIBUTION
CORPORATION

By:  /s/ D. F. Smith

         D. F. Smith
         President

SENECA RESOURCES CORPORATION

By:  /s/ J. A. Beck

         J. A. Beck
         President

NATIONAL FUEL GAS SUPPLY CORPORATION

By:  /s/ D. J. Seeley

         D. J. Seeley
         President

NATIONAL FUEL RESOURCES, INC.

By:  /s/ W. M. Petmecky

         W. M. Petmecky
         Secretary/Treasurer

HORIZON ENERGY DEVELOPMENT, INC.

By:  /s/ P. C. Ackerman

         P. C. Ackerman
         President

HIGHLAND FOREST RESOURCES, INC.

By:  /s/ J. A. Beck

         J. A. Beck
         President

DATA-TRACK ACCOUNT SERVICES, INC.

By:  /s/ P. C. Ackerman

         P. C. Ackerman
         President

LEIDY HUB, INC.

By:  /s/ W. E. DeForest

         W. E. DeForest
         President

SENECA INDEPENDENCE PIPELINE COMPANY

By:  /s/ W. E. DeForest

         W. E. DeForest
         President, Secretary & Treasurer

NIAGARA INDEPENDENCE MARKETING COMPANY

By:  /s/ C. H. Friedrich

         C. H. Friedrich
         Treasurer

UPSTATE ENERGY INC.

By:  /s/ C. H. Friedrich

         C. H. Friedrich
         Treasurer

Dated:  February 26, 2001